

10030000

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-46451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING Financial Advisers, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Orange Way
(No. and Street)

Windsor	CT	06095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Hultgren 860-580-1798
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Goodwin Square, 225 Asylum Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristin Hultgren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING Financial Advisers, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

My Commission Exp. Oct. 31, 2011

Notary Public


DENISE M. NOWAKOWSKI
NOTARY
PUBLIC
CONNECTICUT

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072
Tel: 1+ 617 266 2000
Fax: 1+ 617 266 5843
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Member of
ING Financial Advisers, Inc.

We have audited the accompanying statement of financial condition of ING Financial Advisers, LLC (the Company) as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING Financial Advisers, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 24, 2010



Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072
Tel: 1+ 617 266 2000
Fax: 1+ 617 266 5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Member of
ING Financial Advisers, LLC

In planning and performing our audit of financial statements of ING Financial Advisers, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2010

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Financial Statements and Schedules
(with Report of Independent Registered Public Accounting Firm thereon)

December 31, 2009

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Statement of Financial Condition
as of December 31, 2009

Assets		
Cash	$	78,278,250
Other receivables		697,464
Receivable from affiliate		12,259,355
Prepaid expenses		137,881
Other assets		1,213,534
Total assets	$	92,586,484
Liabilities and Member's Equity		
Liabilities:		
Payable to affiliate	$	4,000,064
Accrued expenses and other liabilities		306,385
Total liabilities		4,306,449
Member's Equity:		
Member's capital		1,000
Paid-in capital		767,106
Retained earnings		87,511,929
Total member's equity		88,280,035
Total liabilities and member's equity	$	92,586,484

See Accompanying Notes to Financial Statements.

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Statement of Income
For the year-ended December 31, 2009

Revenue	
Commissions	$ 169,444,774
Fee income	108,813,523
Total revenue	278,258,297
Expenses	
Commissions	172,410,472
Operating expenses	67,430,503
Licenses and fees	180,938
Total expenses	240,021,913
Net Income	$ 38,236,384

See Accompanying Notes to Financial Statements.

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Statement of Changes in Member's Equity
For the year-ended December 31, 2009

	Member's Capital	Paid-In Capital	Retained Earnings	Total Member's Equity
Balance at January 1, 2009	$ 1,000	$ 767,106	$ 49,275,545	$ 50,043,651
Net Income	—	—	38,236,384	38,236,384
Balance at December 31, 2009	$ 1,000	$ 767,106	$ 87,511,929	$ 88,280,035

See Accompanying Notes to Financial Statements.

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Statement of Cash Flows
For the year-ended December 31, 2009

Cash flows from operating activities:	
Net Income	$ 38,236,384
Adjustments to reconcile net income to net cash provided by operating activities:	
Net change in amounts due to/from affiliates	(2,894,871)
Increase in other receivables	(197,589)
Decrease in commitments and contingent liabilities	(560,000)
Increase in prepaid expenses	(52,996)
Net change in accrued expenses and other liabilities and other assets	(152,544)
Net cash provided by operating activities	34,378,384
Cash at beginning of year	43,899,866
Cash at end of year	$ 78,278,250

See Accompanying Notes to Financial Statements.

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Notes to Financial Statements
December 31, 2009

1. Organization and Nature of Business

ING Financial Advisers, LLC (the Company) is a single member limited liability company of which ING Life Insurance and Annuity Company (ILIAC) is the sole member. ILIAC is a wholly owned subsidiary of Lion Connecticut Holdings Inc. (Lion), which in turn is ultimately owned by ING Groep N.V. (ING).

The Company is registered with the Securities Exchange Commission (SEC) as a broker/dealer and as an investment advisor. It is a member of the Financial Industry Regulatory Authority (FINRA) and is also registered with the appropriate state securities authorities as a broker/dealer. The principal operation of the Company is acting as principal underwriter for ILIAC's manufactured products, in addition to retailing variable annuities, mutual funds and brokerage account through its registered representatives. The Company also markets investment advisory services through its investment advisory representatives.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Revenue and Expense Recognition

Commission revenues, which reflect gross commissions on products sold and fee income, are recorded as revenue when earned. Commission expenses, which reflect compensation to agents/brokers for products sold, operating expenses and licenses and fees, are recorded when incurred.

Cash

Cash represents cash on deposit.

2. Summary of Significant Accounting Policies (Continued)

Related Party Transactions

The Company received commissions and fee income of approximately $259,689,090 from ILIAC and its affiliates primarily for sales of fixed and variable annuities, and other manufactured products.

Substantially all of the administrative and support functions of the Company are provided by ILIAC and its affiliates. The financial statements reflect allocated charges for these services based upon measures appropriate for the type and nature of service provided.

Receivables and payables with ILIAC and its affiliates are settled in cash on a regular basis.

3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits are includable in the federal income tax return of the member, whether or not an actual cash distribution is made to such member during its taxable year. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes. The Company's income is taxed at its member's level. As such, no income taxes are reflected for the year ended December 31, 2009.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with Accounting Standards Codification 740-10-50-15 "Unrecognized Tax Benefit Related Disclosures" and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

The Internal Revenue Services is currently examining ING AIH's tax returns for years 2004 through 2009. Management is not aware of any adjustments as a result of this examination that would have a material impact on the financial statements of the Company.

4. Benefit Plans

The Company utilizes the employees of ING and its affiliates, primarily ILIAC. ING provides a full compliment of benefit plans for its employees, including, but not limited to, a qualified pension plan, an incentive savings plan and post retirement benefits. Benefit plan charges allocated to the Company for the year-ended December 31, 2009 were approximately $1,052,320.

5. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had a ratio of aggregate indebtedness to net capital of .06 to 1 and net capital of $74,342,944, which was $74,055,848 in excess of its required net capital of $287,096.

6. Litigation

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of management that these matters will not have a material effect on the Company's results of operations or financial condition.

As with many financial services companies, the Company and certain of its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company believes full cooperation has been and is being provided.

Regulators are also conducting other broad investigations involving the financial services industry. These initiatives currently focus on, among other things, compensation and other sales incentives, conflicts of interest, anti-competitive activity, marketing practices, and disclosure. It is possible that the scope of these investigations will further broaden before the investigations are concluded. Like other financial services companies, U.S. affiliates of ING have received formal and informal requests in this regard, and are cooperating fully with each request for information.

7. Subsequent Events

Management has assessed and concluded that there were no material subsequent events through February 24, 2010, the date the financial statements were issued.

Schedule 1

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2009

NET CAPITAL:		
Total member's equity		$88,280,035
Less: Non-allowable assets	$13,934,828	
Other deductions	$2,263	$13,937,091
Net capital		$74,342,944
Aggregate indebtedness		$4,306,449
Net capital requirement (greater of 6 2/3 % of aggregate indebtedness or $100,000)		$287,096
Excess of net capital over minimum required		$74,055,848
Ratio of aggregate indebtedness to net capital		.06 to 1

Note: Net capital and aggregate indebtedness as reported on Form X-17A-5 Part II are not different from the amounts reported above.

Schedule 2

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2009

The Company is an introducing broker/dealer who clears all funds through a clearing broker/dealer on a fully disclosed basis and is exempt from Rule 15c3-3 under Section (k)(2)(ii).



Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: 1+ 517 266 2000
Fax: 1+ 617 266 5843
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
ING Financial Advisors, LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of ING Financial Advisors, LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating ING Financial Advisor, LLC's, compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. ING Financial Advisors, LLC's management is responsible for ING Financial Advisor, LLC's, compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries and copies of checks, noting no findings

2. Compared the amounts reported on the detailed revenue schedule by revenue type for the fiscal period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 through December 31, 2000, noting no findings

3. Compared any adjustments reported in Form SIPC-7T with a detailed revenue schedule by revenue type, noting no findings

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments, noting no findings

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046451 FINRA DEC
ING FINANCIAL ADVISERS LLC 9*9
ATTN: MICHELLE ROSENBERG
1 ORANGE WAY # C1S
WINDSOR CT 06095-4773

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristin Hultgren 860-580-1798

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 17,931

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (5,332)

Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 12,599

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 12,599

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 12,599

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ING Financial Advisers LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 23 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12-31 2009

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 206,049,608

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 198,877,219

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 198,877,219

2d. SIPC Net Operating Revenues $ 7,172,389

2e. General Assessment @ .0025 $ 17,931

(to page 1, line 2.A.)

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Job : 301
Date: 3/4/2010
Time: 12:31:14 PM